Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report included herein dated August 6, 2004, with respect to the consolidated balance sheets of the Cargill Fertilizer Businesses as of May 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and stockholder’s equity for each of the years in the three-year period ended May 31, 2004, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to the adoption, in fiscal 2004, of the provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

/s/ KMPG LLP

Minneapolis, Minnesota

November 15, 2004